UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                           Lifeline Therapeutics, Inc.
                 ----------------------------------------------
        (Exact name of registrant as specified in its corporate charter)


                           Yaak River Resources, Inc.
                       ---------------------------------
                                  (Former Name)

                                    000-30489
                            -----------------------
                              (Commission File No.)


          Colorado                                84-1097796
          ---------                               ----------
   (State of Incorporation)            (IRS Employer Identification No.)


       6400 South Fiddler's Green Circle, Suite 1750, Englewood, CO 80111
         --------------------------------------------------------------
                    (Address of principal executive offices)


                                  (720)488-1711
                         ------------------------------
                         (Registrant's telephone number)

                           LIFELINE THERAPEUTICS, INC.

        NOTICE TO SHAREHOLDERS PURSUANT TO SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
       IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
        SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.


GENERAL

This Information Statement is being mailed on or about October 21, 2004 to the holders of record as of October 6, 2004, of common stock (the "common stock"), of Lifeline Therapeutics, Inc., a Colorado corporation formerly known as Yaak River Resources, Inc. (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of new directors to the Board of Directors of the Company (the "Designee") and its anticipated change of control.

On September 21, 2004, Yaak River Resources entered into a Plan and Agreement of Reorganization with Lifeline Nutraceuticals, Inc. When completed, the Plan and Agreement of Reorganization will result in:

o the shareholders of Lifeline Nutraceuticals acquiring at least 80% of the Company's common stock if all Lifeline Nutraceutical shareholders tender their shares (which cannot be assured);

o the Company changing its name to Lifeline Therapeutics, Inc. (a name change was approved by the Company's shareholders in June 2004) The name has been changed to Lifeline Therapeutics, Inc. as of October 5, 2004;

o the Company completing its 1-for-68 reverse stock split (also as approved by the Company's shareholders in June 2004). This was completed as of October 5, 2004;

o the Company having a new trading symbol on the OTC Bulletin Board (completed as of October 5, 2004);

o the Company assuming Lifeline Nutraceutical's outstanding convertible debt (in a total amount of $240,000 plus accrued interest which will be convertible into 480,000 shares of the Company's common stock);

o the Company assuming Lifeline Nutraceuticals' bridge loan financing ($400,000 plus accrued interest outstanding as of October 1, 2004) and honoring the terms thereof in connection with any future private placement;

o the Company assuming Lifeline Nutraceuticals obligation to issue warrants to purchase its common stock to holders of notes representing Lifeline Nutraceuticals' bridge loan financing. (Bridge loan holders will receive a number of warrants equivalent to their loan amount divided by the share price in a future financing if one should occur. The total number of warrants that may be issued, and the price at which the warrants may be exercised cannot not be estimated due to adjustment clauses in the Bridge Financing Agreements.)

o    the Company's board of directors and management changing.

We expect that the closing of this transaction will take place on or after October 12, 2004 and that following the closing the Company will own at least 80% of the outstanding capital stock of Lifeline Nutraceuticals, Inc.

The existing board of directors of the Company approved the Plan and Agreement of Reorganization with Lifeline Nutraceuticals, and further approved employment agreements with Messrs. Driscoll, Myhill, and Streets. The existing board of directors also approved amended and restated articles of incorporation for the Company which will be presented to the shareholders for approval at a meeting expected to be held in January 2005. Finally, the existing board of directors also approved a contract with Donald Smith, a significant shareholder and creditor of the Company, to exchange certain real property owned by the Company in Victor, Colorado, for cancellation of the Company's indebtedness to him. This contract will also be presented to the shareholders of the Company for approval at the next shareholders' meeting.

At the completion of the reorganization, Blaize N. Kaduru and Robert Pike will submit their resignations from the Board of Directors of the Company, which resignations shall be effective ten days after this Notice to Shareholders is mailed or at the completion of the transaction contemplated in the Plan and Agreement of Reorganization, whichever is later. At the closing, Mr. Kaduru and Mr. Pike will expand the Company's board of directors to four persons and they will appoint William Driscoll and Paul Myhill. Effective 10 days after this Notice to Shareholders is mailed or (if later) the completion of the transaction contemplated in the Plan and Agreement of Reorganization, Messrs. Driscoll and Myhill will appoint Daniel W. Streets and Christopher J. Micklatcher to fill the two vacancies created by Messrs. Kaduru's and Pike's resignation.

Assuming the closing of the Plan and Agreement of Reorganization at closing, the board of directors (which then will include Messrs. Kaduru, Pike, Driscoll and Myhill) is expected to appoint the following officers:

- William  Driscoll will be appointed  President and Chief  Executive  Officer
- Paul Myhill will be  appointed  Vice  President;  and
- Daniel  Streets  will be appointed Treasurer and Secretary.

At or immediately before the board meeting, Blaize N. Kaduru will resign as CEO, President, Secretary and Treasurer. Robert Pike will resign as Vice President.


CONSUMMATION OF A TRANSACTION HAS RESULTED IN A CHANGE OF CONTROL.
------------------------------------------------------------------

On September 21, 2004, Yaak River Resources, Inc. entered into a Plan and Agreement with Lifeline Nutraceuticals Corp. whereby Lifeline Nutraceuticals Corp. agreed to propose to its shareholders an exchange of the outstanding shares of Lifeline stock for 80% of the issued and outstanding shares of the Company on a post reverse split basis.

In addition, as described above, the Company will assume certain obligations of Lifeline Nutraceuticals with respect to its outstanding convertible debt, bridge-loan financing, and obligation to issue common stock purchase warrants.

No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On October 6, 2004 (as adjusted for the one-for-68 reverse stock split effective as of October 5, 2004), there were approximately 989,836 shares of the Company's common stock issued and outstanding. Following the completion of the plan of reorganization with Lifeline Nutraceuticals, there will be approximately 16,374,946 shares of the Company's common stock outstanding assuming that holders of only 80% of the outstanding Lifeline Nutraceuticals shares participate in the share exchange). Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The sole class of equity securities of the Company issued and outstanding is the common stock.

The following table sets forth, as of October 6, 2004 on a post-reverse split basis (and as adjusted for the issuance of shares to shareholders of Lifeline Nutraceuticals, Inc. holding 80% of the outstanding Lifeline Nutraceuticals common stock), certain information with respect to the common stock beneficially owned by: (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group. If the Company acquires more than 80% of the outstanding shares, the ownership interests of each of the named persons will be diluted.

  (i) each Director, nominee and executive officer of the Company:

                                                      Post           Post
                            Pre-Transaction           Transaction    Transaction
Name and Address of         Amount and nature of      Number of      % of Class
Beneficial Owner            Beneficial Ownership      Shares
-------------------------------------------------------------------------------
Blaize N. Kaduru (1)                0                      0               0%
423 Baybridge Drive
Sugarland, TX  77478
-------------------------------------------------------------------------------
Robert Pike (1)                10,000                 10,000               .06%
423 Baybridge Drive
Sugarland, TX  77478
--------------------------------------------------------------------------------
William Driscoll (2)                0              5,623,800             34.34%
6400 South Fiddler's
Green Circle, Suite 1750
Englewood, CO 80111
-------------------------------------------------------------------------------
Paul Myhill (2)                     0              4,699,890             28.70%
6400 South Fiddler's
Green Circle, Suite 1750
Englewood, CO 80111
-------------------------------------------------------------------------------
Daniel W. Streets (2)(3)            0              2,008,500             12.27%
6400 South Fiddler's
Green Circle, Suite 1750
Englewood, CO 80111
-------------------------------------------------------------------------------
Christopher J. Micklatcher (2)      0                562,380              3.43%
6400 South Fiddler's
Green Circle, Suite 1750
Englewood, CO 80111
-------------------------------------------------------------------------------
(1) Resigning Director
(2) New Director
(3) Does not includes shares that may be acquired by Mr. Streets' wife's Roth IRA if she should chose to convert the $82,000 she has invested through Bridge Loan financing into the Private Placement or exercise the warrants attached to the Private Placement or the warrants attached to the Bridge Loan financing. Conversion price and the exercise price of the attached warrants cannot be determined until the Private Placement share price is determined.

All of the above disclaim any beneficial ownership in shares of the Company owned by other family members.

  (ii) each person who owns beneficially more than 5% of the common stock (based on the Company acquiring 80% of the outstanding common stock of Lifeline Nutraceuticals as described above):

                                                        Post         Post
                                Pre-Transaction         Transaction  Transaction
Name and Address of             Amount and nature of    Number of    % of Class
Beneficial Owner                Beneficial Ownership    Shares
                               (post-reverse split)
-------------------------------------------------------------------------------
Eric Sunsvold                        98,450              98,450            .60%
423 Baybridge Drive
Sugarland, TX  77478
-------------------------------------------------------------------------------
Donald J. Smith                     405,617 (1)         456,618           2.80%
2501 E. Third Street
Casper, WY  82609
-------------------------------------------------------------------------------
Darrell Benjamin                     63,603              63,603            .39%
6658 S. Starlight Rd.
Morrison, CO 80465
-------------------------------------------------------------------------------
William Driscoll (2)                      0           5,623,800          34.34%
6400 South Fiddler's
Green Circle, Suite 1750
Englewood, CO 80111
-------------------------------------------------------------------------------
Paul Myhill (2)                           0           4,699,890          28.70%
6400 South Fiddler's
Green Circle, Suite 1750
Englewood, CO 80111
-------------------------------------------------------------------------------
Daniel Streets(2)                         0           2,008,500          12.27%
6400 South Fiddler's
Green Circle, Suite 1750
Englewood, CO 80111
-------------------------------------------------------------------------------
Joseph McCord                             0           1,928,160          11.78%
6400 South Fiddler's
Green Circle, Suite 1750
Englewood, CO 80111
-------------------------------------------------------------------------------

(1) The figure shown includes 147 shares held in the name of Suvo Corp. Mr. Smith is the beneficial owner of Suvo Corp.
(2) New Director

  (iii) all Directors, nominees and executive officers as a group:

                                            Number of         Percentage
                                            Shares            of Class
-------------------------------------------------------------------------------
All Current Officers and
Directors as a Group*                         10,000            .06%
-------------------------------------------------------------------------------
Officers & Directors as a
Group, counting new appointees
and excluding resigning directors*        12,894,570          78.75%
-------------------------------------------------------------------------------
Total Shares Issued and
Outstanding Post Transaction*             16,374,945         100.00%
-------------------------------------------------------------------------------

*based on the Company acquiring 80% of the outstanding common stock of Lifeline Nutraceuticals as described above

Unless otherwise indicated,  the persons named in the table have sole voting and
investment   power  with  respect  to  all  shares  of  common  stock  shown  as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

The following sets forth the names and ages of the current Directors, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2003, the Board of Directors held no formal meeting. There are no family relationships among any of the Directors, nominees or executive officers.

BLAIZE N. KADURU. Mr. Kaduru is an Adjunct Professor, teaching economics and business related college courses at Wharton Junior College in Sugarland, Texas, since January 2003. Previously, he was Executive Vice President of Business Development for Wireless Communications Technology, Inc., a spin-off of Prodigy Communications Inc. in Houston, Texas. Mr. Kaduru will resign as CEO, President and Secretary/Treasurer of Yaak River Resources, Inc. at the completion of the transactions contemplated in the Plan and Agreement of Reorganization (expected to occur on or after October 12, 2004) and will resign as Director effective 10 days after the Notice to Shareholders is mailed, in compliance with Section 14f of the Securities Exchange Act of 1934, or the completion of the transaction contemplated in the Plan and Agreement of Reorganization, whichever is later.

ROBERT PIKE. Mr. Pike has been Vice President and a Director of the Company since December 21, 1999. Mr. Pike is a retired banker. For more than the past five years, he has been an investor. Also for more than the past five years, Mr. Pike has been President and sole owner of Bob Pike Associates, Inc., a real estate consulting and inspection firm, based in Englewood, Colorado, that serves financial institutions. Mr. Pike will resign as Vice President of Yaak River

Resources, Inc. at the completion of the transactions contemplated in the Plan and Agreement of Reorganization (expected to occur on or after October 12, 2004 and will resign as Director effective 10 days after the Notice to Shareholders is mailed, in compliance with Section 14f of the Securities Exchange Act of 1934, or the completion of the transaction contemplated in the Plan and Agreement of Reorganization, whichever is later.

WILLIAM J. DRISCOLL, will become PRESIDENT AND a DIRECTOR. Mr. William Driscoll has a background in management and marketing. At 25 he was the plant manager or United Solder Wrap and became the President of Union Petroleum in 1987. He entered the financial industry in 1988 and within three years was promoted to branch manager, regional manager and finally national sales manager of L. F. Thomson.

Mr. Driscoll has worked at such nationally-respected firms as Dean Witter and Merrill Lynch. Mr. Driscoll has held speaking engagements at several Fortune 500 companies including American Airlines, Alcatel, E Systems, 3M and Rockwell International. From 1998 until 2003 he was President of Destiny Advisors, a "Strategic Management" consulting firm who assisted companies with writing business plans and news releases, in addition to recruiting key personnel for client companies, including CEO's, CFO's, directors and qualified marketing persons.

PAUL R. MYHILL, will become VICE PRESIDENT and a DIRECTOR. Paul Myhill received his MBA from the University of Texas at Austin in 1990, in Marketing Brand Management). As a self-employed entrepreneur and consultant since 1989, he has been involved in planning, funding, and launching business ventures. During that period, he has led six different business ventures which all required significant capital investment and bottom-line management. Mr. Myhill's specialization is in the area of business and product marketing. He is the former owner of an advertising and media placement agency, USAboards, Inc., co-owner of a financial public relations firm, Fair Market Value, LLC, and founder and President of NABO, Inc., a specialty distribution business with multiple warehouse operations. Mr. Myhill has developed and overseen many marketing and product distribution plans. Mr. Myhill filed for personal bankruptcy in Texas in November 1997, and received a discharge in April 1998. The personal bankruptcy resulted from the failure of a business he was managing where personal and business funds and expenses were co-mingled.

Mr. Myhill has served on numerous corporate boards (for-profit and non-profit) and presently sits on the board of directors for Brookstone Christian Academy of Colorado as an organizational and promotional advisor. From December of 1998 to April of 2002 Mr. Myhill was Director of Missions at Bent Tree Bible Fellowship and then from April of 2002 to November of 2002 he became Director of Projects at Chinese Children's Charities. In November of 2002 he was Pastor of Missions and Membership at Faith Baptist Church until September of 2003.

CHRISTOPHER J. MICKLATCHER, will become a DIRECTOR. Mr. Micklatcher has been a certified public accountant and attorney practicing in the state of Michigan since 1990. Mr. Micklatcher graduated from the University of Michigan in 1980 with a BBA in Finance and Accounting, and (in 1984) from Wayne State Law School with a J.D. specializing in Tax Law. He is currently licensed as both a certified Public Accountant and Attorney. Mr. Micklatcher has specialized in implementing accounting, compliance and tax systems for clients ranging from Fortune 100 companies to small start up operations. He is the President of Alternative Tax Solutions, a full service legal, accounting, tax preparation and consulting practice specializing in assisting small businesses and individuals. Mr. Micklatcher is a member of the American Institute of Certified Public

Accountants as well as the Michigan Bar Association. Mr. Micklatcher was Director of Triad Innovations, Inc. (2001-2002) and President in 2002.

DANIEL W. STREETS, will become SECRETARY, TREASURER and a DIRECTOR. Mr. Streets was a Manager of KPMG Peat Marwick (from June 1975 to June 1983) and has served as the CFO of six corporations, including high-volume companies with annual revenues in excess of $400,000,000. A few of these companies include Vista Travel Ventures from May of 1999 to February of 2001 and Sopris Development Group from May 2001 to December of 2003.


FAMILY RELATIONSHIPS.               None.
--------------------

STANDING AUDIT COMMITTEE.           None.
------------------------

NOMINATION COMMITTEE.               None.
--------------------

COMPENSATION COMMITTEE.             None.
----------------------

EXECUTIVE COMPENSATION

  (1) Cash Compensation

Directors who are also officers of the Company receive no cash compensation for services as Directors. The Company has made no cash compensation to its executives in the past but will pay cash compensation to its executives in the future pursuant to employment agreements to be entered with new management as approved by the Company's existing board of directors. The employment agreements will provide for a term of two years, will be terminable for cause or upon a change of control, and will provide for base salaries as follows:

         William Driscoll -- $180,000 per year
         Paul Myhill -- $120,000 per year
         Daniel W. Streets -- $120,000 per year

Following the completion of the reorganization, the Company expects to obtain normal employee benefits (such as health insurance and life insurance), and may provide its executives and other employees additional benefits. In addition, The Company will likely hire other employees to assist in the new business of Lifeline Therapeutics. The Company has not determined whether to hire such employees at the Company or in its future subsidiary, Lifeline Nutraceuticals.

The Company has made no Long Term Compensation payout.

  (2) Stock Option Plan

The Company's directors prior to the acquisition had not approved a stock option plan.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

                                  Form 3            Form 4            Form 5
                                  ------------------------------------------

1. Blaize N. Kaduru                 1 in 2002      1 in 2003            2003
                                                                        2004

2. Robert Pike                      1 in 2002      1 in 2003            2003
                                                                        2004


All of the above have indicated they will file the appropriate Forms within thirty (30) days.


OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website which can be found at http://www.sec.gov.


Dated:  October 14, 2004

                           By Order of the Board of Directors
                           Lifeline Therapeutics, Inc.


                       By:/s/Blaize Kaduru
                          ------------------------------------
                            Blaize Kaduru, President